

November 13, 2012

<u>Via E-mail</u>
C. Robert Quint
Executive Vice President and
Chief Financial Officer
Radian Group, Inc.
1601 Market Street
Philadelphia, PA 19103

      Re: Radian Group, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 29, 2012
             File No. 001-11356

Dear Mr. Quint:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Joel Parker

                  Joel Parker
                  Accounting Branch Chief